UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported): April 15, 2024

BLOCKCHAIN COINVESTORS ACQUISITION CORP. I

(Exact name of registrant as specified in its charter)

Cayman Islands	001-14050	98-1607883
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

PO Box 1093, Boundary Hall

Cricket Square, Grand Cayman

KY1-1102, Cayman Islands

(Address of principal executive offices, including zip code)

(345) 814-5726

Registrant’s telephone number, including area code

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the Registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one Class A ordinary share, par value $0.0001 per share, and one-half of one Redeemable Warrant	BCSAU	The Nasdaq Stock Market LLC
Class A ordinary shares, par value $0.0001 per share, included as part of the Units	BCSA	The Nasdaq Stock Market LLC
Redeemable Warrants included as part of the Units	BCSAW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 or Rule 12b-2 of the Securities Exchange Act of 1934.

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 4.02 Non-Reliance on Previously Issued Financial Statements or a Related Audit Report or Completed Interim Review.

In connection with the preparation of the consolidated financial statements for Blockchain Coinvestors Acquisition Corp. I (the “Company”) as of and for the year ended December 31, 2023, the Company’s management, in consultation with its advisors, determined that the amounts of prepaid expenses, accrued expenses, general and administrative costs for the periods ended March 31, 2023, June 30, 2023, and September 30, 2023 (each, a “Report Period” and collectively, the “Report Period”) were not accounted for properly. The Company received statements from an external professional advisor (the “vendor”) for each Report Period. The balances received on each statement provided by the vendor did not include total payments made by the Company through each Report Period date and those statements received from the vendor were misinterpreted by the Company as being the balance owed as of each date. As a result, the Company overstated its legal expenses and its accrued legal liability and understated its pre paid assets.

On April 15, 2024, the audit committee of the board of directors of the Company (the “Audit Committee”) determined, after discussion with its advisors, that the Company’s (i) unaudited financial statements as of and for the quarter ended March 31, 2023 contained in the Company’s Quarterly Report on Form 10-Q filed with the SEC on May 19, 2023, (ii) unaudited financial statements as of and for the three and six months ended June 30, 2023 contained in the Company’s Quarterly Report on Form 10-Q filed with the SEC on August 14, 2023, and (iii) unaudited financial statements as of and for the three and nine months ended September 30, 2023 contained in the Company’s Quarterly Report on Form 10-Q filed with the SEC on November 14, 2023 (collectively, the “Prior Financials”), should no longer be relied upon in light of the above.

The Company plans to include restatements of the Prior Financials in its annual report on Form 10-K for the year ended December 31, 2023, which it expects to file on April 15, 2024. The Company does not expect the changes described above to have any impact on its cash position or the balance held in its trust account.

The Company’s management has concluded that in light of the above, a material weakness exists in the Company’s internal control over financial reporting and that the Company’s disclosure controls and procedures were not effective.

The Company’s management and the Audit Committee have discussed the matters disclosed in this Current Report on Form 8-K pursuant to this Item 4.02 with WithumSmith+Brown PC, the Company’s independent registered public accounting firm.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: April 15, 2024	BLOCKCHAIN COINVESTORS ACQUISITION CORP. I

	By:	/s/ Lou Kerner
	Name:	Lou Kerner
	Title:	Chief Executive Officer

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